SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Issuer)

Common Shares, par value $1.50 per share
(Title of Class of Securities)

L6388F110
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP NO. L6388F110	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kinnevik AB (publ)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. L6388F110	Schedule 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Millcellvik AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. L6388F110	Schedule 13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Millicom International Cellular S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2, rue du Fort Bourbon Luxembourg, L-1249 Luxembourg

Item 2(a).	Name of Person Filing:

Kinnevik AB (publ)

Millcellvik AB

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons” and each a “Reporting Person.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Kinnevik AB (publ): Skeppsbron 18, SE-103 13 Stockholm, Sweden

For Millcellvik AB: Skeppsbron 18, SE-103 13 Stockholm, Sweden

Item 2(c)	Citizenship:

See Item 4 on each cover page hereto.

Item 2(d).	Title of Class of Securities:

Common shares, par value $1.50 per share

Item 2(e).	CUSIP Number:

L6388F110

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0%

CUSIP NO. L6388F110	Schedule 13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	See the responses to Item 5 on the attached cover pages.

(ii)	See the responses to Item 6 on the attached cover pages.

(iii)	See the responses to Item 7 on the attached cover pages.

(iv)	See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2020

KINNEVIK AB

/s/ Georgi Ganev
Name:	Georgi Ganev
Title:	Chief Executive Officer

/s/ Mattias Anderson
Name:	Mattias Andersson
Title:	General Counsel

MILLCELLVIK AB

/s/ Georgi Ganev
Name:	Georgi Ganev
Title:	Director

/s/ Mattias Anderson
Name:	Mattias Andersson
Title:	Director